                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               _________________

                                   FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the Fiscal Year Ended December 31, 1996

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________ to _________________


COMMISSION FILE NUMBER 1-7629


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                        HOUSTON INDUSTRIES INCORPORATED

                                  SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        HOUSTON INDUSTRIES INCORPORATED

                             1111 LOUISIANA STREET
                              HOUSTON, TEXAS 77002

                               TABLE OF CONTENTS
                               =================

Independent Auditors' Report                                Page  1

Financial Statements:

     Statement of Net Assets Available for Benefits,
     December 31, 1996                                      Page  2

     Statement of Net Assets Available for Benefits,
     December 31, 1995                                      Page  3

     Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1996          Page  4

     Statement of Changes in Net Assets Available for
     Benefits for the Year Ended December 31, 1995          Page  5

     Notes to Financial Statements for the Years Ended
     December 31, 1996 and 1995                             Page  6

Supplemental Schedules:

     Supplemental Schedule of Investments,
     December 31, 1996 (Item 27a)                           Page 12

     Supplemental Schedule of Assets Purchased and Sold
     for the Year Ended December 31, 1996 (Item 27a)        Page 14

     Supplemental Schedule of 5% Reportable Transactions
     for the Year Ended December 31, 1996 (Item 27d)        Page 15


     Pursuant to Item 4 of Form 11-K, the financial statements and schedules referred to above have been prepared in accordance with regulations of the Employee Retirement Income Security Act of 1974.

                          INDEPENDENT AUDITORS' REPORT
                          ============================

Houston Industries Incorporated Savings Plan:

We have audited, by fund and in total, the accompanying financial statements of the Houston Industries Incorporated Savings Plan (the "Plan") as of December 31, 1996 and 1995 and for the years then ended, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, by fund and in total, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules, listed in the Table of Contents, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

DELOITTE & TOUCHE LLP

Houston, Texas
June 24, 1997

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1996

                                                                      PARTICIPANT INVESTMENT FUNDS
                             ------------------------------------------------------------------------------------------------------
                                  HI                        CAPITAL       GROWTH &
                                COMMON                    APPRECIATION     INCOME      INTERNATIONAL                    FIXED
                                 STOCK       ALLOCATED       EQUITY        EQUITY          EQUITY        BALANCED      INCOME
                                 FUND           ESOP          FUND          FUND            FUND           FUND         FUND
                             -------------  ------------  ------------  ------------  ----------------  -----------  -----------
ASSETS

INVESTMENTS

  Common Stock               $333,934,344   $114,282,178
  Mutual Funds                                            $ 65,790,169  $ 75,017,780     $ 26,159,342   $35,745,324   $7,862,009
  Cash Equivalents              2,355,261        490,550
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
    Total                     336,289,605    114,772,728    65,790,169    75,017,780       26,159,342    35,745,324    7,862,009
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
PARTICIPANT LOANS              19,002,176                    6,042,980     2,476,202        1,997,369     1,106,943    1,866,560
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
RECEIVABLES

  Dividends and Interest        5,466,007      1,909,245                                      455,610        91,171       42,538
  Fund Transfers                 (213,432)                     101,746        36,721           (2,853)       77,818
  Investment Sales                               914,887
  Contributions
    Employers                                    360,861
    Participants                  203,283                      157,889       159,332           72,825        80,271       16,296
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
    Total                       5,455,858      3,184,993       259,635       196,053          525,582       249,260       58,834
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
TOTAL ASSETS                  360,747,639    117,957,721    72,092,784    77,690,035       28,682,293    37,101,527    9,787,403
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
LIABILITIES

PAYABLES

  Administrative Expenses           6,151          2,411         1,618         1,776              916         1,087          599
  Interest on ESOP Loans
    from Company
  ESOP Loans from Company
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
TOTAL LIABILITIES                   6,151          2,411         1,618         1,776              916         1,087          599
                             ------------   ------------  ------------  ------------     ------------   -----------   ----------
NET ASSETS AVAILABLE
FOR BENEFITS                 $360,741,488   $117,955,310  $ 72,091,166  $ 77,688,259     $ 28,681,377   $37,100,440   $9,786,804
                             ============   ============  ============  ============     ============   ===========   ==========



                             ---------------------------
                               MONEY
                               MARKET                      UNALLOCATED
                                FUND           TOTAL          ESOP           TOTAL
                             ------------  -------------  ------------  ---------------
ASSETS

INVESTMENTS

  Common Stock                             $448,216,522   $302,285,476   $  750,501,998
  Mutual Funds                              210,574,624                     210,574,624
  Cash Equivalents           $ 33,065,117    35,910,928      3,542,777       39,453,705
                             ------------  ------------   ------------   --------------
    Total                      33,065,117   694,702,074    305,828,253    1,000,530,327
                             ------------  ------------   ------------   --------------
PARTICIPANT LOANS               4,814,510    37,306,740                      37,306,740
                             ------------  ------------   ------------   --------------
RECEIVABLES

  Dividends and Interest          153,169     8,117,740      4,643,797       12,761,537
  Fund Transfers
  Investment Sales                              914,887                         914,887
  Contributions
    Employers                                   360,861                         360,861
    Participants                   44,072       733,968                         733,968
                             ------------  ------------   ------------   --------------
    Total                         197,241    10,127,456      4,643,797       14,771,253
                             ------------  ------------   ------------   --------------
TOTAL ASSETS                   38,076,868   742,136,270    310,472,050    1,052,608,320
                             ------------  ------------   ------------   --------------
LIABILITIES

PAYABLES

  Administrative Expenses           1,048        15,606                          15,606
  Interest on ESOP Loans
    from Company                                             4,634,564        4,634,564
  ESOP Loans from Company                                  268,686,244      268,686,244
                             ------------  ------------   ------------   --------------

TOTAL LIABILITIES                   1,048        15,606    273,320,808      273,336,414
                             ------------  ------------   ------------   --------------
NET ASSETS AVAILABLE
FOR BENEFITS                 $ 38,075,820  $742,120,664   $ 37,151,242   $  779,271,906
                             ============  ============   ============   ==============

                      See notes to financial statements.

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                 ============================================
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                               DECEMBER 31, 1995

                                                                      PARTICIPANT INVESTMENT FUNDS
                             ------------------------------------------------------------------------------------------------------
                                  HI                        CAPITAL       GROWTH &
                                COMMON                    APPRECIATION     INCOME      INTERNATIONAL                    FIXED
                                 STOCK       ALLOCATED       EQUITY        EQUITY          EQUITY        BALANCED      INCOME
                                 FUND           ESOP          FUND          FUND            FUND           FUND         FUND
                             -------------  ------------  ------------  ------------  ----------------  -----------  -----------
ASSETS

INVESTMENTS

  Common Stock               $350,713,879   $105,474,793
  Mutual Funds                                            $ 49,222,864  $ 56,196,897     $ 20,400,963   $ 33,077,931   $   8,516,657
  Cash Equivalents              6,062,101      1,056,764            37             3                2              2             34
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
    Total                     356,775,980    106,531,557    49,222,901    56,196,900       20,400,965     33,077,933      8,516,691
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
PARTICIPANT LOANS              16,541,941                    5,605,702     2,095,627        2,018,765      1,004,079      1,777,468
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
RECEIVABLES

  Dividends and Interest        5,837,034      1,667,598     1,051,966       205,982          215,046        361,188         65,745
  Fund Transfers                  165,624                     (118,171)       (7,270)          (8,816)       (31,387)        (2,302)
  Contributions
    Employers                                    684,860
    Participants                  475,067                      251,395       244,436          107,420        127,647         28,460
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
    Total                       6,477,725      2,352,458     1,185,190       443,148          313,650        457,448         91,903
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
TOTAL ASSETS                  379,795,646    108,884,015    56,013,793    58,735,675       22,733,380     34,539,460     10,386,062
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
LIABILITIES

PAYABLES

  Administrative Expenses          11,497         10,136         2,600         2,819            1,393          1,951            928
  Interest on ESOP Loans
    from Company
  ESOP Loans from Company
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
TOTAL LIABILITIES                  11,497         10,136         2,600         2,819            1,393          1,951            928
                             ------------   ------------  ------------  ------------     ------------   ------------   ------------
NET ASSETS AVAILABLE
FOR BENEFITS                 $379,784,149   $108,873,879  $ 56,011,193  $ 58,732,856     $ 22,731,987   $ 34,537,509   $ 10,385,134
                             ============   ============  ============  ============     ============   ============   ============


                             ---------------------------
                               MONEY
                               MARKET                      UNALLOCATED
                                FUND           TOTAL          ESOP          TOTAL
                             ------------  -------------  ------------  --------------
ASSETS

INVESTMENTS

  Common Stock                             $456,188,672   $348,127,132  $  804,315,804
  Mutual Funds                              167,415,312                    167,415,312
  Cash Equivalents           $ 38,116,835    45,235,778      2,850,313      48,086,091
                             ------------  ------------   ------------   -------------
    Total                      38,116,835   668,839,762    350,977,445   1,019,817,207
                             ------------  ------------   ------------   -------------
PARTICIPANT LOANS               3,645,637    32,689,219                     32,689,219
                             ------------  ------------   ------------  --------------
RECEIVABLES

  Dividends and Interest          326,420     9,730,979      5,364,517      15,095,496
  Fund Transfers                    2,322
  Contributions
    Employers                                   684,860                        684,860
    Participants                   89,088     1,323,513                      1,323,513
                             ------------  ------------   ------------  --------------
    Total                         417,830    11,739,352      5,364,517      17,103,869
                             ------------  ------------   ------------  --------------
TOTAL ASSETS                   42,180,302   713,268,333    356,341,962   1,069,610,295
                             ------------  ------------   ------------  --------------
LIABILITIES

PAYABLES

  Administrative Expenses           2,666        33,990                         33,990
  Interest on ESOP Loans
    from Company                                             3,593,008       3,593,008
  ESOP Loans from Company                                  185,179,187     285,179,187
                             ------------  ------------   ------------  --------------
TOTAL LIABILITIES                   2,666        33,990    288,772,195     288,806,185
                             ------------  ------------   ------------  --------------
NET ASSETS AVAILABLE
FOR BENEFITS                 $ 42,177,636  $713,234,343   $ 67,569,767  $  780,804,110
                             ============  ============   ============  ==============

                       See notes to financial statements.

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1996

                                                                      PARTICIPANT INVESTMENT FUNDS
                             ------------------------------------------------------------------------------------------------------
                                  HI                          CAPITAL       GROWTH &
                                COMMON                      APPRECIATION     INCOME      INTERNATIONAL                    FIXED
                                 STOCK         ALLOCATED       EQUITY        EQUITY          EQUITY        BALANCED      INCOME
                                 FUND            ESOP           FUND          FUND            FUND           FUND         FUND
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------

INVESTMENT INCOME
  Dividends
    Common Stock             $  21,705,280  $   7,036,833
    Mutual Funds                                           $   6,993,538  $  4,408,329   $   1,216,654   $  2,192,818  $   495,978
  Interest                         160,910         68,511          1,083           971             822            246           26

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS           (22,903,279)    (7,014,195)     3,375,322    10,056,097       2,127,932      1,950,618     (122,126)
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
      Total                     (1,037,089)        91,149     10,369,943    14,465,397       3,345,408      4,143,682      373,878
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------

CONTRIBUTIONS
  Participants                  11,293,307                     6,158,051     6,159,840       2,951,368      3,134,909      641,254
  Employers
    Allocations of
      ESOP Stock                               15,755,612
    Cash                           264,873        748,189          5,668        10,120          10,091          2,887          978
    ESOP Contributions
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
      Total                     11,558,180     16,503,801      6,163,719     6,169,960       2,961,459      3,137,796      642,232
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------

INTEREST ON PARTICIPANT
LOANS                            1,245,052                       513,033       495,379         233,832        242,029       49,161
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
FUND TRANSFERS                  (2,269,250)                    2,912,324     2,226,531       1,035,281     (2,181,983)    (477,051)
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
ADMINISTRATIVE EXPENSES           (105,132)           (85)       (17,820)      (18,968)        (10,657)       (12,971)      (7,294)
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
BENEFIT PAYMENTS               (28,434,422)    (7,513,434)    (3,861,226)   (4,382,896)     (1,615,933)    (2,765,622)  (1,179,256)
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
INTEREST ON ESOP LOANS
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS         (19,042,661)     9,081,431     16,079,973    18,955,403       5,949,390      2,562,931     (598,330)
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------
NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR            379,784,149    108,873,879     56,011,193    58,732,856      22,731,987     34,537,509   10,385,134
                             -------------  -------------  -------------  ------------   -------------   ------------  -----------

  END OF YEAR                $ 360,741,488  $ 117,955,310  $  72,091,166  $ 77,688,259   $  28,681,377   $ 37,100,440  $ 9,786,804
                             =============  =============  =============  ============   =============   ============  ===========


                             ----------------------------
                                MONEY
                                MARKET                      UNALLOCATED
                                 FUND          TOTAL           ESOP          TOTAL
                             -------------  -------------  -------------  ------------

INVESTMENT INCOME
  Dividends
    Common Stock                            $  28,742,113  $  20,366,903  $ 49,109,016
    Mutual Funds                               15,307,317                   15,307,317
  Interest                   $   1,893,031      2,125,600         21,874     2,147,474

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS                          (12,529,631)   (23,456,686)  (35,986,317)
                             -------------  -------------  -------------  ------------
      Total                      1,893,031     33,645,399     (3,067,909)   30,577,490
                             -------------  -------------  -------------  ------------

CONTRIBUTIONS
  Participants                   2,394,011     32,732,740                   32,732,740
  Employers
    Allocations of
      ESOP Stock                               15,755,612    (15,755,612)
    Cash                            89,323      1,132,129                    1,132,129
    ESOP Contributions                                        15,529,316    15,529,316
                             -------------  -------------  -------------  ------------
      Total                      2,483,334     49,620,481       (226,296)   49,394,185
                             -------------  -------------  -------------  ------------

INTEREST ON PARTICIPANT
LOANS                              238,940      3,017,426                    3,017,426
                             -------------  -------------  -------------  ------------
FUND TRANSFERS                  (1,245,852)
                             -------------  -------------  -------------  ------------
ADMINISTRATIVE EXPENSES           ( 13,335)      (186,262)                    (186,262)
                             -------------  -------------  -------------  ------------
BENEFIT PAYMENTS                (7,457,934)   (57,210,723)                 (57,210,723)
                             -------------  -------------  -------------  ------------
INTEREST ON ESOP LOANS                                       (27,124,320)  (27,124,320)
                             -------------  -------------  -------------  ------------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS          (4,101,816)    28,886,321    (30,418,525)   (1,532,204)
                             -------------  -------------  -------------  ------------
NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR             42,177,636    713,234,343     67,569,767   780,804,110
                             -------------  -------------  -------------  ------------
  END OF YEAR                $  38,075,820  $ 742,120,664  $  27,151,242  $779,271,906
                             =============  =============  =============  ============

                      See notes to financial statements.

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                 ============================================
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     FOR THE YEAR ENDED DECEMBER 31, 1995

                                                                      PARTICIPANT INVESTMENT FUNDS
                             ------------------------------------------------------------------------------------------------------
                                  HI                                        CAPITAL       GROWTH &
                                COMMON                                    APPRECIATION     INCOME      INTERNATIONAL
                                 STOCK         ALLOCATED       FUND          EQUITY        EQUITY          EQUITY        BALANCED
                                 FUND            ESOP           B             FUND          FUND            FUND           FUND
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------

INVESTMENT INCOME
  Dividends
    Common Stock             $  22,001,152  $   6,106,421
    Mutual Funds                                           $   1,157,831  $   4,294,479  $  4,068,670  $     507,517   $    946,416
  Interest                         319,998         57,699        563,438        130,628         2,998          1,287        440,008

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS            94,336,721     23,939,205     15,816,337      1,301,256     1,036,494      1,056,145        296,077
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
      Total                    116,657,871     30,103,325     17,537,606      5,726,363     5,108,162      1,564,949      1,682,501
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------

CONTRIBUTIONS
  Participants                  14,041,387                     8,691,957      3,310,813     3,328,790      1,537,225      1,791,436
  Employers
    Allocations of
      ESOP Stock                               19,239,974
    Cash                                          744,344
    ESOP Contributions
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
      Total                     14,041,387     19,984,318      8,691,957      3,310,813     3,328,790      1,537,225      1,791,436
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------

INTEREST ON PARTICIPANT
LOANS                              949,407                       508,903        211,197       205,982        105,366        115,570
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
FUND TRANSFERS                 (14,533,248)       (85,216)  (154,680,919)    48,126,466    51,619,764     20,038,351     32,125,594
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
ADMINISTRATIVE EXPENSES            (44,938)       (13,764)       (74,689)       (12,934)      (11,419)        (4,844)        (7,474)
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
BENEFIT PAYMENTS               (29,152,366)    (5,491,844)    (7,304,455)    (1,350,712)   (1,518,423)      (509,060)    (1,170,118)
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
INTEREST ON ESOP LOANS
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS          87,918,113     44,496,819   (135,321,597)    56,011,193    58,732,856     22,731,987     34,537,509
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR            291,866,036     64,377,060    135,321,597
                             -------------  -------------  -------------  -------------  ------------  -------------   ------------
  END OF YEAR                $ 379,784,149  $ 108,873,879  $           0  $  56,011,193  $ 58,732,856  $  22,731,987   $ 34,537,509
                             =============  =============  =============  =============  ============  =============   ============



                             -------------------------------------------
                                FIXED           MONEY
                                INCOME          MARKET                     UNALLOCATED      TOTAL
                                 FUND           FUND           TOTAL          ESOP
                             -------------  -------------  -------------  -------------  ------------

INVESTMENT INCOME
  Dividends
    Common Stock                                           $  28,107,573  $  22,128,830  $ 50,236,403
    Mutual Funds                                           $  10,974,913                 $ 10,974,913
  Interest                   $     832,477  $   1,871,522      4,220,055         52,153     4,272,208

NET APPRECIATION IN FAIR
VALUE OF INVESTMENTS             1,288,941                   139,071,176     95,978,488   235,049,664
                             -------------  -------------  -------------  -------------  ------------
      Total                      2,121,418      1,871,522    182,373,717    118,159,471   300,533,188
                             -------------  -------------  -------------  -------------  ------------

CONTRIBUTIONS
  Participants                   1,474,208      3,257,851     37,433,677                   37,433,667
  Employers
    Allocations of
      ESOP Stock                                              19,239,974    (19,239,974)
    Cash                                                         744,344                      744,344
    ESOP Contributions                                                       28,616,710    28,616,710
                             -------------  -------------  -------------  -------------  ------------
      Total                     14,474,208      3,257,851     57,417,985      9,376,736    66,794,721
                             -------------  -------------  -------------  -------------  ------------

INTEREST ON PARTICIPANT
LOANS                               78,162        233,222      2,407,809                    2,407,809
                             -------------  -------------  -------------  -------------  ------------
FUND TRANSFERS                  (8,134,503)    25,523,711
                             -------------  -------------  -------------  -------------  ------------
ADMINISTRATIVE EXPENSES            (36,787)       (23,523)      (230,372)                    (230,372)
                             -------------  -------------  -------------  -------------  ------------
BENEFIT PAYMENTS                (1,766,587)    (8,494,328)   (56,757,893)                 (56,757,983)
                             -------------  -------------  -------------  -------------  ------------
INTEREST ON ESOP LOANS                                                      (29,469,367)  (29,469,367)
                             -------------  -------------  -------------  -------------  ------------
CHANGE IN NET ASSETS
AVAILABLE FOR BENEFITS          (6,264,089)    22,368,455    185,211,246     98,066,840   283,278,086
                             -------------  -------------  -------------  -------------  ------------
NET ASSETS AVAILABLE
FOR BENEFITS:
  BEGINNING OF YEAR             16,649,223     19,809,181    528,023,097    (30,497,073)  497,526,024
                             -------------  -------------  -------------  -------------  ------------
  END OF YEAR                $  10,385,134  $  42,177,636  $ 713,234,343  $  67,569,767  $780,804,110
                             =============  =============  =============  =============  ============


                      See notes to financial statements.

                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                 ============================================
                         NOTES TO FINANCIAL STATEMENTS
                FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995
                ----------------------------------------------

1.   ACCOUNTING POLICIES

     In accordance with the provisions of the Houston Industries Incorporated Savings Plan (Plan), the financial records of the Plan are generally kept and the valuations of accounts of participating employees (Participants) are determined on the accrual basis. Prior to July 1, 1995, the financial records of the Plan were generally kept and the valuations of accounts of Participants were determined on the cash basis.

     The Plan recognizes net appreciation or depreciation in the fair value of its investments. Investments are reflected at fair value in the financial statements. Fair value for securities listed on a national exchange is principally determined using the closing price on the New York Stock Exchange. Fair value for mutual funds is determined using net asset value.

     The preparation of financial statements in conformity with generally accepted accounting principles requires estimates and assumptions that affect the reported amounts as well as certain disclosures. The Plan's financial statements include amounts that are based on management's best estimates and judgments. Actual results could differ from those estimates.

2.   SUMMARY OF THE PLAN

     The Plan was amended and restated effective July 1, 1995 to provide for (1) the consolidation and merger of the Trust and the ESOP Trust (each as hereinafter defined) into one trust, (2) the daily valuations of Participants' accounts, (3) the addition of new investment funds and (4) certain other changes.

Investment Program
------------------

     The Plan has seven investment funds (Funds) (four investment funds prior to July 1, 1995), as follows:

HI COMMON STOCK FUND (FORMERLY FUND A): Invested primarily in shares of common stock of Houston Industries Incorporated (Company).

FUND B (ELIMINATED EFFECTIVE JULY 1, 1995): Invested and reinvested in, directly or indirectly through collective investment media such as mutual funds, common, collective, group or commingled trusts that invested primarily in equity securities and/or real estate.

CAPITAL APPRECIATION EQUITY FUND (EFFECTIVE JULY 1, 1995): Invested in a pool of stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of rapidly growing companies or companies with potential for exceptional growth including small company and international stocks.

GROWTH AND INCOME EQUITY FUND (EFFECTIVE JULY 1, 1995): Invested in a pool of stock mutual funds that have a goal of long-term growth and current income. The mutual funds buy stocks of growing companies and companies that have a history of paying dividends.

INTERNATIONAL EQUITY FUND (EFFECTIVE JULY 1, 1995): Invested in a pool of international stock mutual funds that have a goal of long-term growth with little emphasis on current income. The mutual funds buy stocks of growing and established companies that have their principal business activities and interests outside of the United States and which show the potential for growth.

BALANCED FUND (EFFECTIVE JULY 1, 1995): Invested in both stock and bond mutual funds. This Fund uses a bond mutual fund investing in high-quality bonds and stock mutual funds investing in a wide variety of companies.

FIXED INCOME FUND (FORMERLY FUND C): Invested in a fixed income mutual fund. The mutual fund invests in short-term, high-quality government and corporate bonds and other fixed income securities. Prior to the conversion to daily valuations, Fund C was invested in fixed income securities and was actively managed by an investment manager.

MONEY MARKET FUND (FORMERLY FUND D): Invested in a money market fund. The money market fund invests in high-quality government and corporate fixed income securities with maturities of less than one year.

     Pending the acquisition of an investment in an orderly manner for the Funds, the Trustee (as hereinafter defined) may temporarily hold funds uninvested or in short-term investments.

     The assets of the Plan are held in trust by The Northern Trust Company (Trustee). Prior to May 1, 1995, the assets of the Plan were held in trust by Texas Commerce Bank National Association (Prior Trustee) and State Street Bank and Trust Company (Prior ESOP Trustee). The Benefits Committee (Committee), appointed by the Board of Directors of the Company, as the administrator of the Plan, has selected the investments for each of the Funds. Prior to July 1, 1995, the Committee had appointed an investment manager to manage the assets of Fund
C. The Committee has also retained an independent investment consultant to provide investment advice with respect to the Funds. The fees charged by the Trustees, the investment manager, and the consultant are paid by the Trustee out of the Funds.

     A Participant has the right to direct the Trustee to invest his contributions, but not matching contributions made by the employer (Employer Contributions), in 1% increments in any or all of the Funds. Prior to July 1, 1995, a Participant had the right to direct the Trustee or Prior Trustee to invest his contributions in 10% increments in any or all of the four Funds that were available prior to July 1, 1995.

     All Employer Contributions to the Plan were invested in the ESOP (as hereinafter defined).

Employee Stock Ownership Plan
-----------------------------

     The employee stock ownership component (ESOP) of the Plan is a funding mechanism for a portion of the Employer Contributions to the Plan. In connection with the ESOP, the Company was party to an ESOP Trust Agreement between the Company and the Prior ESOP Trustee. The Prior ESOP Trustee purchased shares of the Company's common stock in open market transactions with funds provided by loans (Loans) from the Company. The Prior ESOP Trustee completed the purchases of shares of the Company's common stock in December 1991 after purchasing 18,762,184 shares at a cost of approximately $350 million. At December 31, 1996 and 1995, the balance of the Loans was approximately $269 million and $285 million, respectively. The Loans bear interest at a fixed rate of 9.783%. The Loans are expected to be repaid over a period of up to twenty years. The Trustee has made approximately $81 million of principal prepayments as of December 31, 1996. Consequently, no additional principal repayments are required until 2005.

     The Company makes periodic cash contributions to the unallocated ESOP (ESOP Contributions) portion of the Trust (as hereinafter defined). The ESOP Contributions, together with the earnings received by the ESOP Trustee, are used to pay principal and interest on the Loans. As debt service payments on the Loans are made, the Company releases shares of common stock from the pledge securing the Loans and such shares are available for allocation to Participants' accounts as Employer Contributions. All released shares must be allocated to Participants' accounts at year-end. No allocated shares serve as collateral for the Loans. In addition to the ESOP Contributions, the Company may elect to make Employer Contributions to the Allocated ESOP (as hereinafter defined) in the form of cash which may be used to purchase shares of the Company's common stock in the open market. Dividend income received on shares of the Company's common stock that were purchased in the open market is not available for debt service payments.

     That portion of the ESOP which has been allocated to Participants (Allocated ESOP) as Employer Contributions and that portion of the ESOP which has not been allocated to Participants (Unallocated ESOP) are presented separately in the financial statements.

Funding
-------

     Contributions to the Plan are made by Participants and by the Company and each subsidiary of the Company that has adopted the Plan (Employers). Each Participant may contribute to the Plan annually an amount equal to any whole percentage up to and including 6% of his total compensation. This amount, referred to as the Participant's "Basic Contributions", could be made up of Pre-tax and After-tax Contributions (as hereinafter defined), provided that the total amount contributed was less than or equal to 6% of the Participant's compensation. Participants employed by KBLCOM Incorporated (KBLCOM) or one of its subsidiaries (KBLCOM Participants) were not permitted to make After-tax Contributions. Employer Contributions are in an amount equal to 70% of Participants' Basic Contributions.

     Each Participant, except KBLCOM Participants, may make excess contributions annually to the Plan in an amount equal to any whole percentage up to and including 10% of his total compensation. This amount, referred to as the Participant's "Excess Contributions", may be made up of Pre-tax and After-tax Contributions, provided that the total amount contributed is less than or equal to 10% of the Participant's compensation. KBLCOM Participants' Excess Contributions had to be Pre-tax Contributions and were limited to an amount equal to any whole percentage up to and including 4% of such KBLCOM Participant's total compensation. Employers do not match excess contributions.

     Participants may make their contributions to the Plan through (i) payroll deductions (After-tax Contributions), (ii) salary deferral (Pre-tax Contributions) or (iii) a combination of After-Tax and Pre-tax Contributions. KBLCOM Participants were eligible to make their contributions only through Pre-tax Contributions.

     Pre-tax Contributions made to the Plan by salary deferral decrease a Participant's income for federal income tax purposes by the amount of such Participant's Pre-tax Contributions. Pre-tax Contributions are, however, subject to Federal Insurance Contributions Act withholding tax.

     The maximum amount that a taxpayer may elect to defer as a Pre-tax Contribution for any taxable year under all cash or deferred arrangements (such as the Plan) in which the taxpayer participates was limited to $9,500 in 1996 and $9,240 in 1995. The limit for 1997 is $9,500, to be adjusted annually thereafter for inflation. If the total amount of Pre-tax Contributions exceeds the maximum limit during any calendar year, such excess will be included in the taxpayer's gross income for the year to which the deferrals relate, and will be returned to the Participant, plus any income or minus any loss allocable thereto, by April 15 of the following year.

Participation
-------------

     Any eligible employee of an Employer may participate in the Plan as soon as is practicable after employment commences. Prior to July 1, 1995, any eligible employee of an Employer could participate in the Plan beginning on any January 1, April 1, July 1 or October 1. Ineligible employees include persons not regularly and principally employed by an Employer and leased employees. Former Participants who are reemployed by an Employer may recommence participation in the Plan as soon as practicable after reemployment, their vesting service will be reinstated, and any portion of their interest in the Employer Contributions that was forfeited will be reinstated in accordance with the terms of the Plan.

Distributions and Forfeitures
-----------------------------

     A terminated Participant or the beneficiary of a deceased Participant is entitled to a distribution of the value of the Participant's entire account in case of death, disability, or retirement at or after the later of (i) the Participant's attainment of age 65 or (ii) the fifth anniversary of the Participant's commencement of participation in the Plan. In case of termination of service for other reasons, a Participant is entitled to a distribution of the entire value of his contribution account plus the vested portion of his Employer Contribution account. Vesting is determined by vesting service years in accordance with the following schedule:

                      Vesting Service                 Vested
                          Years*                    Percentage
                      ---------------               ----------

                    Less than two.............           0
                    Two but less than three...          20
                    Three but less than four..          40
                    Four but less than five...          60
                    Five but less than six....          80
                    Six or more...............         100

               _________________
               *Generally, a vesting service year is each Plan year during which an employee completed at least 1,000 hours of service.

     Any portion of the value of Employer Contributions not vested will be forfeited. The amount forfeited by a Participant is applied to reduce the respective Employer's subsequent contribution to the Plan.

     A terminated Participant receives a lump sum final distribution from the Plan upon written request no later than the end of the year in which the terminated Participant attains the age of 65, or if no request is received, an automatic distribution will be made to the terminated Participant and mailed to his last known address. Immediate lump sum distributions are made for accounts which do not exceed $3,500.

Withdrawals and Loans
---------------------

     A Participant may make in-service withdrawals from amounts attributable to his After-tax Contributions. A KBLCOM Participant who had After-tax Contributions attributable to service before becoming a KBLCOM Participant could make an in-service withdrawal from such After-tax Contributions. A Participant with less than five years of service who withdraws Basic After-tax Contributions will be suspended from Plan participation for six months.

     A Participant may borrow against amounts attributable to his Pre-tax Contributions. The maximum amount that a Participant may borrow from his Pre-tax Contribution account is the lesser of (i) $50,000, reduced by the excess, if any, of the highest outstanding balance of loans to the Participant from all plans maintained by the Company or an affiliated entity during the one-year period ending on the day before the date on which such loan is made over the outstanding balance of loans from the Plan on the date on which such loan is made, (ii) 50% of the value of the Participant's vested account balance under the Plan or (iii) 100% of the value of the Participant's Pre-tax Contribution account. The loans are to be secured by the pledge of a portion of the Participant's right, title and value of the Participant's vested account balance under the Plan as determined immediately after the loan is made. Loans may be repaid over a period of up to five years, except loans made before January 1, 1994 must to be repaid over a period of up to four years. No loan will be made for a sum of less than $500.

Diversification of Investments
------------------------------

     A Participant who is 55 years of age or older as of any December 31 and who has participated in the Plan for at least ten years is qualified to diversify, in any subsequent calendar year, the investments in his ESOP account and his Employer Contribution account by transferring up to 25% of the sum of the balances of those accounts (less any amount previously transferred) to any of the other Funds. After five years of eligibility to make such transfers, the maximum percentage increases to 50% (less any amount previously transferred). A qualified Participant must make this election in the first 90 days of any calendar year following qualification to diversify. The transfer will be effective on the last business day in March. Second or subsequent elections will cause transfers only to the extent the permissible election exceeds amounts previously transferred.

Termination of the Plan
-----------------------

     The Company may terminate the Plan at any time and must give written notice to the Trustee. In the event of termination of the Plan, the assets held by the Trustee under the Plan will be valued and each Participant will become fully vested and entitled to distributions respecting his account.

3.   FEDERAL INCOME TAXES

     No provision for federal income taxes has been made in the financial statements of the Plan. The Internal Revenue Service (IRS) determined and informed the Company by a letter dated December 3, 1994 that the Plan, as amended and restated effective January 1, 1994 (Prior Plan), was qualified and the trust fund (Trust) established under the Prior Plan was tax-exempt under the appropriate sections of the Internal Revenue Code of 1986, as amended (Code). Although the Plan was amended and restated subsequent to that date, the Committee and the Company's counsel believe that the Plan was designed and operated in compliance with the requirements of the Code. As a result, the Participant's Pre-tax Contributions, up to a specified maximum amount each calendar year, and the Employer Contributions to the Trust on behalf of a Participant are not currently taxable to a Participant when made, and income from any source accruing to a Participant's account is not taxable when realized by the Trust. The After-tax Contributions made by a Participant will not be deductible by the Participant. The continued status of the Trust as a tax-exempt trust and the Plan as a qualified plan are contingent upon the continuing operation of the Trust and the Plan in accordance with applicable provisions of the Code.

4.   RELATED PARTY TRANSACTIONS

     During 1996, the Trustee purchased 1,000,074 shares (valued at $22,343,873) of the Company's common stock in the open market and 136,363 shares (valued at $2,999,986) of the Company's common stock from the Allocated ESOP for the Common Stock Fund.

     During 1996, the Trustee sold in the open market 677,626 shares of the Company's common stock valued at $15,396,601 (cost, $11,255,910) from the Common Stock Fund and the Allocated ESOP Fund.

     During 1995, the Trustee, the Prior Trustee and the Prior ESOP Trustee purchased in the open market shares of the Company's common stock for the Common Stock Fund (Fund A) and the Allocated ESOP. The number of shares of the Company's common stock purchased and the related cost are shown below:

                            Common Stock Fund
                                (Fund A)               Allocated ESOP
                           --------------------      --------------------
                           Shares          Cost      Shares          Cost
                           ------          ----      ------          ----

Open Market Purchases     874,236       $19,433,689   9,846       $ 199,962

     During 1995, the Trustee purchased 80,000 shares (valued at $1,801,938) of the Company's common stock from the Allocated ESOP for the Common Stock Fund.

     During 1995, the Trustee and the Prior ESOP Trustee sold in the open market 1,590,590 shares of the Company's common stock valued at $34,022,563 (cost, $25,254,640).

     During 1996, the Trustee distributed 318,751 shares of the Company's common stock (valued at $7,386,918). During 1995, the Trustee, the Prior Trustee and the Prior ESOP Trustee distributed 182,354 shares of the Company's common stock (valued at $3,668,102).

     As of December 31, 1996, an aggregate of 33,171,359 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. As of December 31, 1995, an aggregate of 33,167,662 shares of the Company's common stock was held by the Plan, including shares held in the Unallocated ESOP. These shares represented 12.62% and 12.62%, respectively, of the Company's common stock outstanding at December 31, 1996 and December 31, 1995.

     During 1996 and 1995, the Plan and the ESOP purchased and sold units of short-term investment funds managed by the Trustee, the Prior Trustee and the Prior ESOP Trustee as temporary investments, as shown below:

                                      1996           1995
                                  -------------  -------------
                                   Plan & ESOP    Plan & ESOP
                                  -------------  -------------
                    Purchases     $  59,289,695  $ 404,485,259
                    Sales            68,208,274    381,417,605

5.   BENEFITS PAYABLE

     As of December 31, 1996 and 1995, the Plan's net assets available for benefits did not include any amounts due to Participants who had withdrawn from participation in the Plan.

     During 1995, the Plan experienced an increase in the number of distributions due to the sale of KBLCOM and various severance plans offered to certain employees of the Company.

6.   SALE OF KBLCOM INCORPORATED

     In January 1995, the Company agreed to sell KBLCOM to Time Warner Inc. (Time Warner). The sale closed in July 1995. KBLCOM Participants continued their participation in the Plan until June 30, 1995. At such time the KBLCOM Participants terminated service and their accounts became fully vested and nonforfeitable. Time Warner did not have a qualified plan that accepts roll-over contributions. Consequently, the accounts of the KBLCOM Participants remained in the Plan and were or will be distributed pursuant to the provisions of the Plan as they relate to any terminated Participant. In June 1995, approximately 1,100 KBLCOM Participants elected to receive distributions of their accounts under the Plan. Approximately 140 KBLCOM Participants remained in the Plan. Neither the Company nor the Committee is able to predict when such benefits will be distributed to such remaining KBLCOM Participants.

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================
                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1996

                                                                  CURRENT
                                                     COST          VALUE
                                                     ----         --------
HI COMMON STOCK FUND
--------------------

Common Stock
------------

*Houston Industries (14,759,529 shares)          $241,912,134   $333,934,344

Cash Equivalents
----------------

*Northern Trust Collective Short-Term
 Investment Fund ($2,355,261 par value)             2,355,261      2,355,261
                                                 ------------   ------------
    TOTAL HI COMMON STOCK FUND INVESTMENTS        244,267,395    336,289,605
                                                 ------------   ------------
ALLOCATED ESOP
--------------

Common Stock
------------

*Houston Industries (5,051,146 shares)             94,657,409    114,282,178
                                                 ------------   ------------
Cash Equivalents
----------------

*Northern Trust Collective Short-Term
 Investment Fund ($490,550 par value)                 490,550        490,550
                                                 ------------   ------------
    TOTAL ALLOCATED ESOP INVESTMENTS               95,147,959    114,772,728
                                                 ------------   ------------
CAPITAL APPRECIATION EQUITY FUND
--------------------------------

Mutual Funds
------------

Acorn Fund (1,371,643 shares)                      17,565,491     20,629,516
AIM Weingarten Fund Institutional Class
 (1,125,717 shares)                                20,594,785     20,837,030
Janus Fund (994,831 shares)                        24,354,865     24,323,623
                                                 ------------   ------------
    TOTAL CAPITAL APPRECIATION EQUITY
     FUND INVESTMENTS                              62,515,141     65,790,169
                                                 ------------   ------------
GROWTH AND INCOME EQUITY FUND
-----------------------------

Mutual Funds
------------

Davis New York Venture Fund Class A
 (1,415,363 shares)                                18,237,577     24,768,851
Dodge & Cox Stock Fund (325,685 shares)            22,891,555     25,992,905
Vanguard Windsor Fund (1,462,087 shares)           20,862,154     24,256,024
                                                 ------------   ------------
    TOTAL GROWTH & INCOME EQUITY
     FUND INVESTMENTS                              61,991,286     75,017,780
                                                 ------------   ------------
INTERNATIONAL EQUITY FUND
-------------------------

Mutual Funds
------------

American Funds EuroPacific Growth Fund
 (343,101 shares)                                   7,822,663      8,934,363
Lazard International Equity Portfolio
 (607,991 shares)                                   7,843,366      8,280,838
Warburg Pincus International Equity Fund
 Institutional Class (547,042 shares)               8,512,520      8,944,141
                                                 ------------   ------------
    TOTAL INTERNATIONAL EQUITY
     FUND INVESTMENTS                              24,178,549     26,159,342
                                                 ============   ============

Item 27a - Schedule of Assets Held for Investment Purposes;
EIN:  74-1885573; PN:  015

                                                                  CURRENT
                                                     COST          VALUE
                                                     ----         --------
BALANCED FUND
-------------

Mutual Funds
------------

Acorn Fund (316,194 shares)                         4,478,941       4,755,560
American Funds EuroPacific Growth
 Fund (233,037 shares)                              5,418,713       6,068,284
Davis New York Venture Fund Class A
 (281,029 shares)                                   4,180,525       4,918,002
Neuberger & Berman Guardian Fund
 (106,092 shares)                                   2,605,085       2,719,134
Vanguard Fixed Income Securities Fund
 Short-Term Corporate Portfolio
 (1,607,846 shares)                                17,332,612      17,284,344
                                                 ------------  --------------

    TOTAL BALANCED FUND INVESTMENTS                34,015,876      35,745,324
                                                 ------------  --------------
FIXED INCOME FUND
-----------------

Mutual Funds
------------

Vanguard Fixed Income Securities Fund
 Short-Term Corporate Portfolio
 (731,350 shares)                                   7,868,884       7,862,009
                                                 ------------  --------------
    TOTAL FIXED INCOME FUND INVESTMENTS             7,868,884       7,862,009
                                                 ------------  --------------
MONEY MARKET FUND
-----------------

Cash Equivalents
----------------

*Northern Trust Collective Short-Term
  Investment Fund ($33,065,117 par value)          33,065,117      33,065,117
                                                 ------------  --------------
    TOTAL MONEY MARKET FUND INVESTMENTS            33,065,117      33,065,117
                                                 ------------  --------------
TOTAL PARTICIPANT INVESTMENTS                     563,050,207     694,702,074
                                                 ------------  --------------
UNALLOCATED ESOP
----------------

Common Stock
------------

*Houston Industries (13,360,684 shares)           249,306,274     302,285,476
                                                 ------------  --------------
Cash Equivalents
----------------

*Northern Trust Collective Short-Term
  Investment Fund ($3,542,777 par value)            3,542,777       3,542,777
                                                 ------------  --------------
    TOTAL UNALLOCATED ESOP INVESTMENTS            252,849,051     305,828,253
                                                 ------------  --------------
TOTAL SAVINGS PLAN INVESTMENTS                   $815,899,258  $1,000,530,327
                                                 ============  ==============

*PARTICIPANT LOANS, 6.00% to 10.00%,
  maturing 1997 through 2001                     $ 37,306,740  $   37,306,740
                                                 ============  ==============
*Party-in-Interest

Item 27a - Schedule of Assets Held for Investment Purposes; EIN:  74-1885573;
PN:  015



                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================


               SUPPLEMENTAL SCHEDULE OF ASSETS PURCHASED AND SOLD
                      FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------
                             SHARES/                                   SALES
DESCRIPTION                 PAR VALUE               COST              PROCEEDS
--------------------------------------------------------------------------------

                                     NONE

Item 27d - Schedule of Reportable Transactions; EIN:  74-1885573; PN:  015

                  HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN
                  ============================================

                                        SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                                               FOR THE YEAR ENDED DECEMBER 31, 1996
------------------------------------------------------------------------------------------------------------------------------------

                                                                                          CURRENT VALUE
DESCRIPTION                                        PURCHASE       SELLING      COST OF   ON TRANSACTION      EXPENSE
                                                    PRICE          PRICE        ASSET         DATE           INCURRED       NET GAIN

------------------------------------------------------------------------------------------------------------------------------------

SINGLE TRANSACTIONS
-------------------

None

SERIES OF TRANSACTIONS
----------------------

*The Northern Trust Company Collective
   Short-Term Investment Fund:
  (113 Purchases)                                 $59,289,695                              $59,289,695
  (145 Sales)                                                  $68,208,274   $68,208,274    68,208,274
-----------------------------
*Party-in-Interest

                                   SIGNATURE
                                   =========

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                 HOUSTON INDUSTRIES INCORPORATED SAVINGS PLAN



                 By            /s/ D. D. Sykora
                    ------------------------------------------
                          (D. D. Sykora, Chairman of the
                             Benefits Committee of
                        Houston Industries Incorporated,
                              Plan Administrator)

June 27, 1997

                               Index to Exhibits

Exhibit
  No.                                    Description
-------                                  -----------


  1       Independent Auditors' Consent

  2 Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of January 1, 1994 (incorporated by reference to Exhibit
          4.5 to Post-Effective Amendment No. 1 to Form S-8 of the Company, File No. 33-38344)

  3 First Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective as of April 6, 1994 (incorporated by reference to Exhibit 99(d) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  4 Second Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective January 1, 1994 (incorporated by reference to Exhibit 99(f) to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1994, File No. 1-7629)

  5 Third Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective January 1, 1994 (incorporated by reference to Exhibit 6 to the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1994, File No. 1-7629)

  6 Fourth Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective January 1, 1994, effective January 1, 1995 and May 1, 1995 (incorporated by reference to Exhibit 7 to the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1994, File No. 1-7629)

  7 Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of July 1, 1995 (incorporated by reference to Exhibit 99(c) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)

  8 Houston Industries Incorporated Master Savings Trust, as Amended and Restated Effective as of January 1, 1994, between the Company and Texas Commerce Bank National Association (incorporated by reference to
          Exhibit 10 to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1994, File No. 1-7629)

  9 First Amendment to Houston Industries Incorporated Master Savings Trust effective as of May 1, 1995 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)

 10 Appointment of Successor Trustee under the Houston Industries Incorporated Master Savings Trust dated as of May 1, 1995 (incorporated by reference to Exhibit 10 to the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1995, File No. 1-
          7629)

 11 Termination of Houston Industries Incorporated Savings Plan and Trust Agreement as to KBLCOM Incorporated effective as of June 30, 1995 (incorporated by reference to Exhibit 10(a) to the Quarterly Report on Form 10-Q of the Company for the quarter ended September 30, 1995, File No. 1-7629)

 12 ESOP Trust Agreement between Houston Industries Incorporated and State Street Bank and Trust Company, as ESOP Trustee, dated October 5, 1990 (incorporated by reference to Exhibit 10(j)(2) to the Annual Report of the Company on Form 10-K for the year ended December 31, 1990, File No. 1-7629)

Exhibit
  No.                                    Description
-------                                  -----------


 13 First Amendment to ESOP Trust Agreement between Houston Industries Incorporated and State Street Bank and Trust Company, as ESOP Trustee, dated October 5, 1990 (incorporated by reference to Exhibit 10(b) to the Quarterly Report on Form 10-Q of the Company for the quarter ended March 31, 1995, File No. 1-7629)

 14 Appointment of Successor Trustee under the Savings Plan of Houston Industries Incorporated ESOP Trust Agreement dated as of May 1, 1995 (incorporated by reference to Exhibit 14 to the Plan's Annual Report on Form 11-K for the fiscal year ended December 31, 1995, File No. 1-
          7629)

 15 Houston Industries Incorporated Savings Trust, as Amended and Restated as of July 1, 1995, between the Company and The Northern Trust Company (incorporated by reference to Exhibit 10(s)(4) to the Annual Report on Form 10-K of the Company for the year ended December 31, 1995, File No. 1-7629)

 16 First Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of July 1, 1995, effective June 30, 1995 (incorporated by reference to Exhibit 99(g) to the Company's Report on Form 10-Q for the quarter ended June 30, 1995)

 17 Second Amendment to Houston Industries Incorporated Savings Plan, as Amended and Restated Effective as of July 1, 1995, effective August 1, 1996 (incorporated by reference to Exhibit 99(e) to the Company's Report on Form 10-Q for the quarter ended June 30, 1996)